Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

Investor Meetings

FEBRUARY 28 – MARCH 1, 2012

NU Safe Harbor Provisions

This presentation contains statements concerning NU's expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, a listener or reader can identify these forward-looking statements through the use of words or phrases such as "estimate", "expect", "anticipate", "intend", "plan", "project", "believe", "forecast", "should", "could", and other similar expressions. Forward-looking statements are based on the current expectations, estimates, assumptions or projections of management and are not guarantees of future performance. These expectations, estimates, assumptions or projections may vary materially from actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors that could cause our actual results to differ materially from those contained in our forward-looking statements, including, but not limited to, actions or inaction of local, state and federal regulatory and taxing bodies; changes in business and economic conditions, including their impact on interest rates, bad debt expense and demand for our products and services; changes in weather patterns; changes in laws, regulations or regulatory policy; changes in levels and timing of capital expenditures; disruptions in the capital markets or other events that make our access to necessary capital more difficult or costly; developments in legal or public policy doctrines; technological developments; changes in accounting standards and financial reporting regulations; actions of rating agencies; the effects and outcome of our pending merger with NSTAR; and other presently unknown or unforeseen factors. Other risk factors are detailed in our reports filed with the Securities and Exchange Commission (SEC). Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update the information contained in any forward-looking statements to reflect developments or circumstances occurring after the statement is made or to reflect the occurrence of unanticipated events.

NU Safe Harbor Provisions

Information Concerning Forward-Looking Statements Relating to the NU–NSTAR Merger

In addition to historical information, this communication may contain a number of "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and NU, including future financial and operating results; NSTAR's and NU's plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or NU may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by NU with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR's and NU's reports filed with the SEC and available at the SEC's website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor NU undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between NU and NSTAR, NU filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of NU and NSTAR that also constitutes a prospectus of NU. NU and NSTAR mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. NU and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from NU's website (www.nu.com) under the tab "Investors" and then under the heading "Financial/SEC Reports." You may also obtain these documents, free of charge, from NSTAR's website (www.nstar.com) under the tab "Investor Relations."

Please refer to our reports filed with the SEC for further details concerning the matters described in this presentation.

NSTAR Safe Harbor Provisions

Information Concerning Forward-Looking Statements

In addition to historical information, this presentation may contain a number of "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, estimate, expect, project, intend, plan, believe, and words and terms of similar meaning used in connection with any discussion of future operating or financial performance, plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the pending merger include, but are not limited to: statements about the benefits of the pending merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR's and Northeast Utilities' plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the pending merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the pending merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the Securities and Exchange Commission (SEC) on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR's and Northeast Utilities' reports filed with the SEC and available at the SEC's website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where to Find It

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the pending merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the pending merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities' website (www.nu.com) under the tab "Investors" and then under the heading "Financial/SEC Reports." You may also obtain these documents, free of charge, from NSTAR's website (www.nstar.com) under the tab "Investor Relations."

A Compelling Combination – Creates Largest Utility Company in New England

- Significant infrastructure investment opportunities combined with balance sheet strength provide for substantial growth potential
- Larger, diverse and better positioned to support economic growth and state public policy initiatives in New England
- Provides an enhanced total shareholder return proposition
- Enhances service quality capabilities for the largest customer base in New England
- Highly experienced and complementary leadership team with proven track record
- 100% stock transaction – 1.312 NU shares per NSTAR share
- 56% NU shareholders
  44% NSTAR shareholders

Combined Service Territory



NH
ME
VT
MA
NY
RI
Northeast Utilities Electric Service Area
Northeast Utilities Gas Service Area
NSTAR Electric Service Area
NSTAR Gas Service Area

- 3 million electric customers
- 500,000 natural gas customers
- 4,500 miles electric transmission
- 72,000 miles electric distribution
- 6,300 miles gas distribution

Status of Merger Approvals

Approvals Received	✓ Securities and Exchange Commission ✓ Shareholders ✓ Department of Justice (waiting period expired) ✓ Federal Communications Commission ✓ Federal Energy Regulatory Commission ✓ Maine PUC ✓ Nuclear Regulatory Commission
Applications Pending	Massachusetts DPU Connecticut PURA
Determined Not To Have Jurisdiction	✓ New Hampshire PUC

Massachusetts Settlement Agreements – Key Provisions

- Settlement Agreement – MA Attorney General and DOER
  - One-time $21M rate credit
  - Distribution rate freeze until 2016
    - Carve-out for exogenous factors
  - Recovery of lost base revenues (NSTAR Electric)
  - Storm costs recoverable
    - NSTAR Electric – $38M recovered over 5 years commencing 1/1/14
  - Capital Projects Scheduling List spending capped at $15M (NSTAR Electric)
  - Amortization of merger-related costs (for rate-making) over 10 years
- Settlement Agreement – MA Department of Energy Resources (DOER)
  - 15-year contract for energy related to 129MW (27.5%) of Cape Wind Project
  - Target 2.5% energy efficiency savings in 2013 – 2015
  - Pursue 10-year solar contracts for up to 10MW (Maximum: 5mw/contract)
  - Electric vehicle pilot program collaboration with DOER

2011 NU Results



Earnings For Common In Millions
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
($50)
$206.2
$238.7*
$177.8
$199.6
$13.3
($14.4)
($9.4)
($11.3)
$387.9
$412.6*
Distribution and Generation
Transmission
Parent/Other Ex. Merger Expenses
Merger Expenses
Total
2010
2011

*Excludes $17.9 million after-tax charge related to storm fund reserve

Northeast Utilities

2009 – 2011 NU Consolidating EPS GAAP / Non-GAAP Reconciliation

	2009	2010	2011
Distribution/Generation, ex. CL&P Storm Reserve	$0.92	$1.16	$1.34
Transmission	0.95	1.00	1.12
Total Regulated	1.87	2.16	2.46
NU Parent/Other, ex. Merger Expenses & Tax Settlement	0.04	0.00	(0.08)
NU Consolidated (Non-GAAP)	$1.91	$2.16	$2.38
NU-NSTAR Merger Expenses	N/A	(0.06)	(0.06)
NU Tax Settlement	N/A	0.09	N/A
CL&P Storm Reserve	N/A	N/A	(0.10)
NU Consolidated (GAAP)	$1.91	$2.19	$2.22

NU Continues to Complete Major Projects on Time and At or Below Budget

Clean Air Project



WMECO Solar Project





The Waterbury-to-Wallingford Pipeline Project
Yankee Gas Liquefied Natural Gas Facility Eagle St., Waterbury
All major road construction complete.
No additional road construction is scheduled.
N
Waterbury
84
Cheshire
Prospect
Naugatuck
Wallingford
RT 68 – RT 150 intersection
68
15
91
Pipeline installed in 2010 / 2011
FIVE MILES

WWL Project

- PSNH Scrubber at Merrimack Station commenced operation in fall 2011
  - $422 million
  - $35 million below budget
- WWL Project entered into service in November
  - $54 million
  - $3.6 million below budget
- 4 MW of WMECO solar now in operation

NEEWS Projects Advance
Current Status Report

Greater Springfield Reliability Project

Under Construction

- Substation construction commenced in MA in December 2010; in CT in summer 2011
- Projected in-service: late 2013
- Total projected NU cost: $718 million
- Project more than 55% complete as of 2/24/12

Interstate Reliability Project

- Joint project with National Grid *(NU in CT; NGrid in MA & RI)*
- ISO-NE confirmed need: August 2010
- Siting application filed in CT in December 2011
- Siting decisions: late 2013
- Commence construction: late 2013/early 2014
- Projected in-service: late 2015
- Total projected NU cost: $218 million



Greater Springfield
Reliability Project
SPRINGFIELD
Interstate
Reliability Project
HARTFORD
Central Connecticut
Reliability Project
345-kV Substation
Generation Station
345-kV ROW
115-kV ROW

Central Connecticut Reliability Project

- ISO NE expected to issue preliminary need results and transmission solutions in 2013
- Projected in-service: 2017
- Total projected NU cost: $301 million

Northeast Utilities

Greater Springfield Reliability Project

- Element 1: Overhead Line: Fairmont S/S to Agawam S/S (MA)
- Element 2: Overhead Line: East Springfield Jct. to Ludlow S/S (MA)
- Element 3: Overhead Line: Agawam S/S to State Line (MA)
- Element 4: Overhead Line: State Line to N. Bloomfield S/S (CT)
- Element 5: Ludlow Substation (MA)
- Element 6: Agawam Substation (MA)
- Element 7: Cadwell Switching Station (MA) *(construction complete)*
- Element 8: Fairmont Switching Station (MA)
- Element 9: North Bloomfield Substation (CT)



Fairmont Station
Chicopee
Ludlow
Ludlow Station
West Springfield
Cadwell Station
Springfield
Agawam Station
Agawam
MA
CT
Suffield
East Granby
North Bloomfield Station
Bloomfield
Construction in Progress
Construction Complete

Project is on schedule:

- All elements are under construction; one element is complete
- Projected in-service date: Late 2013

Northeast Utilities

NEEWS Project Cashflow (in $ millions)

NEEWS Projects 2012 Cash Flows	Priors	2011 Actual	2012	2013	2014	2015	2016	Total Project
Greater Springfield Reliability Project	153	199	219	105	42	0	0	718
Interstate Reliability Project	41	9	12	13	70	71	2	218
Central Connecticut Reliability Project	15	1	0	15	42	150	78(1)	301
NEEWS Related Projects	33	26	16	6	4	0	0	85
Total NEEWS Projects	242	235	247	139	158	221	80	1,322(2)
Total NEEWS Projects – Net UI	242	235	247	114	158	210	56	1,262

(1) A portion of these capital expenditures is expected to be spent in 2017.

NEEWS Project Update

- All environmental permits received for GSRP in 2011 with full construction commencing.
- GSRP is currently 56% complete overall.
- Connecticut siting application filed for Interstate in December 2011.
- As of year end 2011, CCRP remains in ISO-NE's Regional System Plan and reassessment as part of the Greater Hartford Central Connecticut Study ongoing.

(2) NEEWS totals above do not reflect UI Investment in CL&P NEEWS Projects. Based on current NEEWS project estimates, a potential UI investment of $60 million has been reflected in the current forecast.

Even Before Merger Was Announced, NU and NSTAR Were Partners on Northern Pass



Des Cantons
Franklin
Deerfield
HVDC Line
HVDC Converter Station
345-kV Line
Existing Deerfield Substation

- To be owned by Northern Pass Transmission LLC NU (75%) and NSTAR (25%)
- 1,200 MW transfer capability
- Significant environmental and economic benefits for New England
- Northern terminus of DC line at Des Cantons (Québec), southern terminus in Franklin (New Hampshire)
- 345kV AC leg from Franklin to Deerfield, NH
- TSA accepted by FERC
- Permitting process continues with U.S. DOE, U.S. Forest Service
- Continued progress in securing alternate route in northern New Hampshire
  - Community outreach ongoing
- Eminent domain legislation has passed House and Senate
- Capital cost estimate for US segment - $1.1 billion
  - Completion projected for fourth quarter 2016

2012-2016 NU Transmission Capital Expenditures Include More Than $400 Million of New Projects



Historic
$3.5 Billion
Forecast
$2.6 Billion
$800
$700
$600
$500
$400
$300
$200
$100
$0
In Millions
Successful completion of SWCT projects
SWCT projects total $1.6 billion
Northern Pass HVDC Line to Canada
US portion estimated at $1.1 billion with $835 million NU ownership share
NEEWS projects progressing
NU's share of NEEWS project estimated at $1.262 billion
$1.0 billion of additional forecasted reliability projects ($400M new)
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Base Reliability
Major Southwest CT
NEEWS
Northern Pass

Northeast Utilities

2012-2016 NU Transmission Capital Program
Other Projects – In Millions

CL&P	
1990 Line Structure Replacement	$63.3
Hartford Area Reliability	$53.2
Stamford Underground Cable	$48.5
Southwest CT Upgrades	$30.0
Separate Lines 348,310,371 & 383	$24.6
115 KV Hollow Core Insulator Repl	$22.2
South Meadow BPS	$12.9
OPGW Communications Projects	$10.4
Obsolete Equipment Repl. Prgm.	$7.8
Vehicle Purchases	$7.0
36 Additional Reliability Projects	$43.9
	$323.8

WMECO	
Pittsfield / Greenfield Area Solution	$107.6
West Springfield S/S Rebuild	$48.3
115 KV Hollow Core Insulator Repl	$13.7
OPGW Communications Projects	$8.4
115 KV Relay Replacements	$5.6
10 Additional Reliability Projects	$15.8
	$199.4

PSNH	
NH Reliability Project in RSP	$84.6
NH Reliability Project not yet in RSP	$154.2
Scobie - Tewksbury Line	$40.1
Manchester Area Solution	$34.4
Maine Power Reliability	$31.5
Nashua Area Solution	$28.4
New Peaslee SS & 115 KV Line	$24.0
Deerfield 2nd Auto Transformer	$22.4
New Maintenance Facility	$12.9
Eagle Substation	$7.7
New Pease Substation	$6.0
OPGW Communications Projects	$4.6
39 Additional Reliability Projects	$31.6
	$482.4

Total $1.0 Billion
High confidence level in "Other Projects", 77% in RSP as required.

Breakdown of Other Projects:

- 77% ($777M) - in RSP
- 23% ($228M) - not yet in RSP



Other Transmission Capital Projects
In RSP / Not Yet in RSP
$400
$350
$300
$250
$200
$150
$100
$50
$0
174
229
352
199
51
2012
2013
2014
2015
2016
In RSP
Not Yet in RSP

Northeast Utilities

NU Transmission 2012-2016 CapEx Plan Includes $346 Million Program for Reliability Upgrades at PSNH and WMECO

PSNH Total = $238 Million

Northern Area*
- Autotransformer addition
- 2013 estimated ISD

Central Area*
- Synchronous condenser
- Capacitor banks
- 2013-2015 estimated ISDs

Seacoast Area**
Southern Area**
Western Areas*
- New 115 kV lines
- 115 kV line rebuilds
- Capacitor banks
- 2014-2016 estimated ISDs


COOS
GRAFTON
CARROLL
BELKNAP
SULLIVAN
MERRIMACK
STRAFFORD
ROCKINGHAM
CHESHIRE

* Projects were identified by ISO-NE in its Vermont/New Hampshire reliability review and are included in the current ISO-NE RSP
** Projects expected to be finalized in Q1 2012 and added to the April 2012 update of the ISO-NE RSP

WMECO Total = $108 Million


FRANKLIN
HAMPSHIRE
WORCESTER
HAMPDEN

Pittsfield-Greenfield Area*
- Autotransformer addition
- New 115 kV switching station
- New 115 kV line
- 115 kV line rebuilds
- Capacitor banks
- 2014-2015 estimated ISDs

* Projects were identified by ISO-NE in its Berkshire County/Pittsfield area reliability review and are included in the current ISO-NE RSP

Northeast Utilities

Review of FERC-Approved Transmission ROEs


13.50%
13.00%
12.50%
12.00%
11.50%
11.00%
10.50%
10.00%
11.14%
11.64%
12.56%
12.64%
12.89%
13.10%
Local Network Service
Regional Network Service Base
Northern Pass
2005-2008 Regional Projects
NEEWS
M-N Underground
NU's Local Network Service Tariff ROE (subject of states' 9/30/11 Section 206 complaint to FERC)
NE RTO Incentive adder of 50 basis points on PTF assets
ISO-NE Planned Regional PTF projects in-service before 1/1/09 (D.C. Circuit Court rejected appeal on 1/29/10)
Middletown-Norwalk advanced technical underground cable system
125 basis point NEEWS incentive (request for reconsideration denied by FERC on 6/28/11)
142 basis point Northern Pass incentive (request for reconsideration denied by FERC on 8/5/11)

NU Actual and Projected Transmission Capital Expenditures



In Millions
$800
$700
$600
$500
$400
$300
$200
$100
$0
$459
$26
$237
$68
$128
$473
$40
$193
$66
$174
$387
$22
$132
$125
$108
$686
$178
$111
$142
$255
$650
$238
$73
$94
$245
$431
$334
$1
$41
$55
2011 Actual
2012E
2013E
2014E
2015E
2016E
CL&P
PSNH
WMECO
Northern Pass

Northeast Utilities

NU Actual and Projected Transmission Year-End Rate Base



In Millions
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$2,758
$264
$336
$2,158
$2,957
$467
$390
$2,100
$3,171
$615
$407
$2,149
$3,337
$722
$524
$2,091
$3,612
$747
$654
$2,211
$3,984
$853
$707
$2,424
$4,789
$804
$814
$721
$2,450
2010 Actual
2011 Actual
2012E
2013E
2014E
2015E
2016E
CL&P
PSNH
WMECO
Northern Pass

Northeast Utilities

NU Actual and Projected Electric Distribution and Generation Capital Expenditures – By Company


2012-2016 Projected Distribution & Generation Capital Spending
$2.4 Billion
In Millions
$750
$700
$650
$600
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$616
$12
$42
$125
$99
$338
$530
$19
$39
$34
$112
$11
$315
$495
$10
$39
$28
$110
$23
$285
$474
$10
$40
$29
$110
$11
$274
$471
$10
$40
$34
$116
$271
$463
$41
$34
$112
$276
2011 Actual
2012E
2013E
2014E
2015E
2016E
WMECO - Generation ($49m total)
WMECO - Distribution ($199m total)
PSNH - Generation ($159m total)
PSNH - Distribution ($560m total)
CL&P - Generation ($45m total)
CL&P - Distribution ($1,421m total)

Northeast Utilities

NU Actual and Projected Distribution and Generation Year-End Rate Base


In Millions
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$4,575
$405
$682
$412
$803
$2,273
$5,393
$777
$754
$423
$836
$2,603
$5,585
$766
$771
$434
$888
$2,726
$5,788
$749
$812
$442
$959
$2,826
$6,003
$751
$866
$446
$1,008
$2,932
$6,264
$742
$987
$451
$1,065
$3,019
$6,442
$723
$1,042
$455
$1,108
$3,114
2010 Actual
2011 Actual
2012E
2013E
2014E
2015E
2016E
CL&P Distribution
PSNH Distribution
WMECO Distribution
Yankee Gas
Total Generation

Northeast Utilities

NU Actual and Projected Year-End Rate Base



In Millions
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$7,333
$682
$405
$3,488
$2,758
$8,350
$754
$777
$3,862
$2,957
$8,756
$771
$766
$4,048
$3,171
$9,125
$812
$749
$4,227
$3,337
$9,615
$866
$751
$4,386
$3,612
$10,248
$987
$742
$4,535
$3,984
$11,231
$1,042
$723
$4,677
$4,789
2010 Actual
2011 Actual
2012E
2013E
2014E
2015E
2016E
Transmission
Distribution
Generation
Yankee Gas

Northeast Utilities

Yankee Gas Earnings: 2005 - 2011


In Millions
$17.3
$11.9
$22.6
$27.1
$21.0
$32.7
$31.7
2005
2006
2007
2008
2009
2010
2011

Natural Gas: A Compelling Infrastructure Growth Opportunity



CT Home Heating Market Penetration
60%
40%
20%
0%
% CT Home Heating Market
50%
31%
15%
4%
Heating Oil #2
Natural Gas
Electric Heating
Propane



Natural gas penetration CT vs. other states
80%
60%
40%
20%
0%
% of penetration of natural gas
72%
53%
48%
47%
31%
NJ
NY
RI
MA
CT

- A 33 percent increase in firm gas sales since 2006
- WWL project complete and in rates
- Capital investment projected at $564 million from 2012-2016
  - Expands natural gas access, removes gas constraints
  - Pursues further oil-to-gas conversions
  - Accelerates cast iron and bare steel pipe replacement to $40 million/year
- Increasing the penetration to 50 percent of the state would yield long-term benefits
  - Significant customer savings
  - Reduced emissions
  - Reduction in oil demand

Northeast Utilities

Natural Gas: Yankee Gas' Growth Potential

- Approximately 55,000 non-gas homes and businesses are within 150 feet of existing Yankee Gas mains
- 25,000 Yankee Gas customers are low-use, do not use natural gas for space heat (11,000 of which are single-family homes)
- Connecticut residents are already realizing the benefits of natural gas:
  - In 2010, Yankee Gas converted approximately 1,000 single-family homes and multi-unit apartments to natural gas. In 2011, that number doubled to approximately 2,000.
  - Commercial and Industrial customers are switching from Interruptible to Firm Service



Yankee Gas (firm)
Weather-Normalized
% change year-over-year
3.1
3.4
5.0
6.2
5.1
2007
2008
2009
2010
2011

Changing Dynamics are Shifting Historical Supply Paths

- Historically, the northeast U.S. has received the majority of its gas supplies from traditional production basins in the Gulf Coast and Western Canada

- The recent exploitation of shale gas resources closer to the market area, such as Marcellus Shale in WV, PA and NY is anticipated to provide large volumes of new production to the regional markets

- As shale gas production increases, supplies from traditional sources currently using the long-haul pipeline infrastructure serving the region will be displaced and flow to other markets



North American shale plays
(as of May 2011)
Traditional Supply Basins and Flow Paths
Muskwa-Otter Park, Evie-Klua
Bakken
Antrim
Marcellus
Devonian (Ohio)
Utica
New Albany
Woodford
Fayetteville
Barnett
Haynesville-Bossier
Eagle Ford
Tuscaloosa
Current shale plays
Stacked plays
Shallowest / youngest
Intermediate depth / age
Deepest / oldest
* Mixed shale & chalk play
** Mixed shale & limestone play
*** Mixed shale & tight dolostone-siltstone-sandstone play
Prospective shale plays
Basins
Miles
N
eia

Source: U.S. Energy Information Administration based on data from various published studies. Canada and Mexico plays from ARI.
Updated: May 9, 2011

Northeast Utilities

Customer Economics Are Compelling, But Obstacles Exist

Price Differential Forecast
$ per MMBTU



$60
$50
$40
$30
$20
$10
$0
Nominal $/MMBtu
CT Wholesale Propane
CT Wholesale #2 Heating Oil
Difference increases from $9 to $28 per MMbtu
Henry Hub + Tport
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029

Price differentials, can lead to homeowner savings of $1,000 - $1,500 per year

Estimated Heating Conversion Economics

Type	Customer Costs
Service already available	~$7,500 for heating retrofit
Service not available, but near gas system	~$7,500 for retrofit ~$1,000 - $3,000 for service and meter
Service not available, line extension required	~$7,500 for retrofit ~$10,000 - $15,000 for service, meter & line extension

Frequent Conversion Obstacles

- No local gas service in place
- Upfront customer capital with long paybacks
- Requirements for upfront customer payments on utility portion of expansion given a "pay as you go" regulatory philosophy

Northeast Utilities

Improving Infrastructure:
Distribution Integrity Management Program (DIMP)

- 82% of Yankee Gas' distribution system is constructed of state-of-the-art plastic and cathodically protected steel pipe materials
- Continuing efforts to replace remaining 18% - cast iron and bare steel pipe
- Increasing annual spending from $15 million to $40 million to accelerate replacement program – approved in 2011 rate case

Yankee Gas Actual and Projected Capital Expenditures



2012-2016 Projected Yankee Gas Capital Spending
$564 Million
In Millions
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
$103
$41
$34
$29
$94
$20
$26
$48
$123
$46
$27
$50
$125
$47
$28
$50
$116
$35
$29
$52
$106
$23
$30
$53
2011 Actual
2012E
2013E
2014E
2015E
2016E
Aging Infrastructure
Basic Business
Load Growth

Northeast Utilities

NSTAR Financial Results

NSTAR's Solid Results For 2011 – In Line With Expectations

2010 EPS before one-time items[1] and merger costs[2]		$ 2.56
Transmission revenue	$ 0.10	
Lost base revenue from energy efficiency	0.07	
Long & short term interest costs	0.05	
Telecommunications	0.03	
Lower common shares outstanding	0.03	
Transition costs adjustment - 2010	0.03	
Gas sales (+2.4%)	0.01	
All other items	0.02	0.34
Depreciation & property taxes	(0.08)	
Discontinued operations[1]	(0.07)	
Depreciation & property taxes	(0.05)	
Change in operations & maintenance	(0.05)	(0.25)
		0.09
2011 EPS[2]		$ 2.65

(1) One-time items related to a $1.04 per share gain from the sale of the district energy operations in 2010 and a $0.20 per share charge from an income tax settlement in 2010.

(2) Merger-related costs amounted to $0.06 and $0.05 per share for 2011 and 2010, respectively.

NSTAR

NSTAR - Transmission Investment Ahead

- Transmission rate base amounts to approximately $900 million at 12/31/11
- Growth/reliability spending averages about $100 million per year
  - 2012 Transmission Capital Expenditures – $190 million
- Major Projects:

Cape Cod Line	$110-$120 million	(2012-2013)
Mid Cape Line	$25-$30 million	(2013-2014)
Boston – West Solution	$60-$70 million	(2014-2015)
Boston 345kV Improvements	$90-$100 million	(2015-2016)

- Northern Pass $280 million (2014-2016)

Natural Gas: NSTAR Gas' Growth Potential

- Approximately 35,000 non-gas homes and businesses are within 150' of existing NSTAR Gas mains
- 13,000 NSTAR Gas customers are low-use – do not use natural gas for space heating
- NSTAR customers continue to realize the benefits of natural gas:
  - In 2010, NSTAR Gas converted 867 single-family homes and multi-unit apartments to natural gas.
  - In 2011, that number more than doubled to 2,020.


New Services
2,116
1,800
1,100
1,315
2,200
2007
2008
2009
2010
2011

NSTAR

Very Positive JD Power Customer Satisfaction Results


2011 JD Power Electric Company Survey
Central Maine Power 638
PPL Electric Utilities 636
New York State Electric & Gas 621
Penelec 618
NSTAR 617
PECO Energy 617
Allegheny Power 614
Baltimore Gas and Electric 611
Con Edison Company of New York 610
Public Service Electric and Gas 607
East Large Segment Average 606
Jersey Central Power & Light 603
National Grid 602
Duquesne Light 595
Connecticut Light & Power 588
Long Island Power Authority 582
Appalachian Power 570
Pepco 556


2011 JD Power Gas Company Survey
NSTAR Gas 622
Columbia Gas of Pennsylvania 620
Yankee Gas 618
Elizabethtown Gas 614
Columbia Gas of Massachuetts 613
East Midsize Segment Average 609
Equitable Gas 608
Rochester Gas & Electric 604
South Jersey Gas 601
Peoples Natural Gas 598
NYSEG 585

NSTAR

Best-in-the-Industry TSR and Credit Ratings

NSTAR Total Shareholder Return

Only Company to Deliver 15 Consecutive Years of Positive Total Shareholder Return



$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
1996
2011
NSTAR
Utility Index
S&P 500

NSTAR A+

NSTAR	A+
Southern Company	A
Consolidated Edison, Inc.	A-
Dominion Resources, Inc.	A-
DPL Inc.	A-
Duke Energy Corporation	A-
Energy East Corporation	A-
NextEra Energy, Inc.	A-
KeySpan Corp.	A-
Niagara Mohawk Power Corporation	A-
Vectren Corporation	A-
Wisconsin Energy Corporation	A-
Xcel Energy Inc.	A-
ALLETE, Inc.	BBB+
Alliant Energy Corporation	BBB+
DTE Energy Company	BBB+
Integrys Energy Group, Inc.	BBB+
Kentucky Utilities Company	BBB+
Louisville Gas and Electric Company	BBB+
MDU Resources Group, Inc.	BBB+
MidAmerican Energy Holdings Company	BBB+
Northeast Utilities	BBB+
OGE Energy Corp.	BBB+
Pepco Holdings, Inc.	BBB+
PG&E Corporation	BBB+
PPL Corporation	BBB+
Progress Energy, Inc.	BBB+
SCANA Corporation	BBB+
Sempra Energy	BBB+
TECO Energy, Inc.	BBB+
American Electric Power Company, Inc.	BBB
Avista Corporation	BBB
CenterPoint Energy, Inc.	BBB
Cleco Corporation	BBB
El Paso Electric Company	BBB
Entergy Corporation	BBB
Exelon Corporation	BBB
Great Plains Energy Inc.	BBB
Green Mountain Power Corporation	BBB
IDACORP, Inc.	BBB
NorthWestern Corporation	BBB
Pinnacle West Capital Corporation	BBB
Portland General Electric Company	BBB
Public Service Enterprise Group Inc.	BBB
UIL Holdings Corporation	BBB
Westar Energy, Inc.	BBB
Allegheny Energy, Inc.	BBB-
Ameren Corporation	BBB-
Black Hills Corporation	BBB-
CMS Energy Corporation	BBB-
Constellation Energy Group, Inc.	BBB-
Duquesne Light Company	BBB-
Edison International	BBB-
Empire District Electric Company	BBB-
FirstEnergy Corp.	BBB-
Hawaiian Electric Industries, Inc.	BBB-
IPALCO Enterprises, Inc.	BBB-
NiSource Inc.	BBB-
Otter Tail Corporation	BBB-
Puget Energy, Inc.	BB+
NV Energy, Inc.	BB+
PNM Resources, Inc.	BB-

Key Takeaways

- Very enthusiastic and confident about the merger
- A truly compelling transaction combining two very strong companies
- Offers significant customer, environmental and regional benefits
- Attractive shareholder investment opportunity:
  - Track record of top performance
  - Low-risk investment profile
  - Strong financial condition